Exhibit 12(b).
Norwest Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)

                           Quarter Ended
                               March 31,                         Year Ended December 31,
In thousands                1998       1997        1997       1996       1995       1994       1993

Computation of Income:
 Income before
  income taxes        $  542,436    492,379   2,049,726  1,781,509  1,422,814  1,180,601    879,755
 Capitalized interest          -          -         (22)       (14)      (112)       (69)       (65)
 Income before income
  taxes and capitalized
  interest               542,436    492,379   2,049,704  1,781,495  1,422,702  1,180,532    879,690
 Fixed charges           706,604    665,686   2,734,466  2,685,447  2,503,603  1,640,049  1,485,936
 Total income for
  computation         $1,249,040  1,158,065   4,784,170  4,466,942  3,926,305  2,820,581  2,365,626
 Total income for
  computation excluding
  interest on deposits
  from fixed charges  $  881,935    801,948   3,337,488  3,142,024  2,770,005  1,957,224  1,513,317

Computation of Fixed
 Charges:
 Net rental
  expense (a)         $   55,925     49,641     211,191    205,409    166,591    149,462    128,573
 Portion of rentals
  deemed
  representative
  of interest         $   18,642     16,547      70,397     68,470     55,530     49,821     42,858
 Interest:
  Interest on
   deposits              367,105    356,117   1,446,682  1,324,918  1,156,300    863,357    852,309
  Interest on
   federal funds
   and other
   short-term
   borrowings            124,382     99,089     439,492    454,013    515,646    290,211    238,046
  Interest on
   long-term debt        196,475    193,933     777,873    838,032    776,015    436,591    352,658
  Capitalized
   interest                    -          -          22         14        112         69         65
  Total interest         687,962    649,139   2,664,069  2,616,977  2,448,073  1,590,228  1,443,078
 Total fixed
  charges             $  706,604    665,686   2,734,466  2,685,447  2,503,603  1,640,049  1,485,936
 Total fixed
  charges excluding
  interest on
  deposits            $  339,499    309,569   1,287,784  1,360,529  1,347,303    776,692    633,627
 Preferred stock
  dividends                4,441      4,441      17,763     17,763     41,220     27,827     31,170
 Pre-tax earnings
  needed to meet
  preferred stock
  dividend
  requirements             6,551      6,793      26,950     27,424     61,349     41,044     44,728
 Total combined fixed
  charges and preferred
  stock dividends     $  713,155    672,479   2,761,416  2,712,871  2,564,952  1,681,093  1,530,664
 Total combined
  fixed charges
  and preferred stock
  dividends excluding
  interest on
  deposits            $  346,050    316,362   1,314,734  1,387,953  1,408,652    817,736    678,355

(a) Includes equipment rentals.

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


                                                                Exhibit 12(b).
                                                                 (continued)


Norwest Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)


                                   Quarter Ended
                                     March 31,                    Year Ended December 31,
In thousands                        1998      1997      1997      1996      1995      1994      1993
Ratio of Income to Combined
 Fixed Charges and Preferred
 Stock Dividends:
  Excluding interest on
   deposits                        2.55x      2.53      2.54      2.26      1.97      2.39      2.23
  Including interest on
   deposits                        1.75x      1.72      1.73      1.65      1.53      1.68      1.55




















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